Liz Alig, LLC. (the "Company") an Indiana Limited Liability

Company

Financial Statements

For the fiscal year ended December 31, 2024, 2023, 2022 and 2021

Unaudited

Liz Alig, LLC.
Balance Sheet

Balance Sheet	Year Ended Dec 2024	Year Ended Dec 2023	Year Ended Dec 2022	Year Ended Dec 2021
Assets				
Cash and equivalents	$3,000	$9,519	$12,629	$20,000
Accounts receivable		0	0	0
Inventory	$126,000	$31,481	$78,232	$100,800
Prepaid expenses and other assets	0	$111,035	$66,035	$29,500
Total assets	$129,000	$152,035	$156,896	$150,300
Ammorized R&D	$27,000	$43,407	$26,812	0
Property and Equipment – net	$300	$300	$300	$300
Less: Accumulated Depreciation	($300)	($300)	($300)	($300)
Total property, plant, equipment	$7,000	$26,812	$26,812	0
Total Assets	$163,000	$178,847	$183,708	$150,300
Liabilities				
Accounts payable	$20,000	0	$1,972	$2,000
Accrued expenses				
Deferred revenue and other liabilities	$148,800	$68,000	$57,334	$25,000
Total current liabilities	$168,800	$68,000	$59,306	$27,000
Other long-term liabilities	$82,000	$105,000	$112,328	$115,000
Total Liabilities	$250800	$173,000	$171,634	$142,000
Stockholders Equity				
Retained Earnings	$4,200	$5,847	$12,074	$8,300
Total Stockholders Equity	$4,200	$5,847	$12,704	$8,300
Total Liabilities and stockholders equity:	$163,000	$178,847	$183,708	$150,300

Liz Alig, LLC.

Income Statement

Income Statement	Year Ended Dec 2024	Year Ended Dec 2023	Year Ended Dec 2022	Year Ended Dec 2021
Revenue – net	$260,185	$412,333	$270,000	$98,000
Cost of revenue	$47,200	$143,038	$88,200	$11,000
Profit/loss	$212,985	$269,295	$181,800	$87,000
Operating expenses	$98,240	$206,353	$123,000	$46,900
Operating profit/loss	$114,745	$62,942	$58,800	$40,100
Other income/expenses				
Net				
Profit/loss	$114,75	$62,942	$58,800	$40,100

Liz Alig, LLC.

Statement of Cash Flows

Statement of Cash Flow	Year Ended Dec 2024	Year Ended Dec 2023	Year Ended Dec 2022	Year Ended Dec 2021
Cash flows from operating activities	$40,329	$27,700	$7,700	$18,700
Cash flows from financing activities				
Cash at beginning of period	$9,519	$12,629	$20,000	($11,000)
Net increase/decrease in cash	$40,329	$27,700	$7,700	$18,700
Cash at end of period	$3,000	$40,329	$27,700	$7,700

Liz Alig, LLC.

Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec 2024	Year Ended Dec 2023	Year Ended Dec 2022	Year Ended Dec 2021	
Opening Balance	$5,847	$12,704	$8,300	0	
Net profit/loss	$114,745	$62,942	$58,800	$40,100	
Stock Issued	0	0	0	0	
Preferred Stock Issued	0	0	0	0	
Ending Balance	$4,200	$5,847	$12,704	$8,300	

Liz Alig, LLC.

Notes to the Financial Statements
For the fiscal year ended December 31, 2024, 2023, 2022 and 2021
$USD

1. ORGANIZATION AND PURPOSE

Liz Alig, LLC. (the "Company") is a Limited Liability Company organized in May 2009 under the laws of Indiana.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.